UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: August 9, 2005

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August 9, 2005

FIMI FUNDS TO INVEST US$5 MILLION IN CAMTEK
THROUGH CONVERTIBLE LOAN

Camtek Ltd. (NASDAQ: CAMT) today announced the investment of US$5,000,000 in Camtek by FIMI Opportunity Fund L.P. and FIMI Israel Opportunity Fund limited partnership (“FIMI”), through a five years term convertible loan. The loan is convertible into ordinary shares of Camtek, at a conversion price of $5.5 per share, subject to certain adjustments. Any portion of the principal amount that will not be converted into Camtek’s shares shall be repaid in three equal annual installments as of the end of the third anniversary, and shall bear dollar interest, payable quarterly, at the rate of LIBOR + 2.1%. Camtek also undertook to maintain certain financial covenants.

“We are delighted to welcome FIMI on board as an investor in Camtek”, said Rafi Amit, Chief Executive Officer of Camtek, “We see FIMI’s investment in Camtek as an important expression of confidence in Camtek’s innovative technology and market position”

Ishay Davidi, Chief Executive Officer of FIMI commented, “We are excited about this opportunity to share Camtek’s future prosperity, as we have strong belief in Camtek’s management team and in the outstanding opportunity presented by Camtek’s new systems for the semiconductor manufacturing and packaging industries. We believe that these systems are becoming strong growth engines for Camtek”.

ABOUT CAMTEK LTD.
Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor manufacturing and semiconductor packaging industries. Camtek has been a public company since 2000, with headquarters in Migdal HaEmek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. See also www.camtek.co.il.

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Gelbart-Kahana International Ehud
Tel: +972-4-604-8308	Noam Yellin	Helft / Kenny Green
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 646 201 9246
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com

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